SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                        Financial Industries Corporation
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
                         (Title of Class of Securities)

                                    317574101
                                 (CUSIP Number)

                                 J. Rowland Cook
                            Jenkens & Gilchrist, P.C.
                            2200 One American Center
                               600 Congress Avenue
                               Austin, Texas 78701
                                  512-499-3800
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 10, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

           The Roy F. and Joann Cole Mitte Foundation, EIN 74-2766058
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
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3. SEC Use Only

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4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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6. Citizenship or Place of Organization Texas

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Number of             7.       Sole Voting Power                1,552,206
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           1,552,206
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,552,206
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.28%
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14. Type of Reporting Person (See Instructions)    OO
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                                  Page 2 of 10

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

                  Roy F. Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
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3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                1,592,007
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           1,592,007
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,592,007
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.70%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    IN
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                                  Page 3 of 10

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

                  Joann Cole Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]
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3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA
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Number of             7.       Sole Voting Power                0
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           0
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                               0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               0%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

                  Scott Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
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3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                45
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           45
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                               45
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               less than 1%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    IN
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                                  Page 5 of 10

                                PRELIMINARY NOTE

         This Amendment No. 3 ("Amendment No. 3") amends  Amendment No. 2 to the
Schedule 13D filed on January 27, 2003 ("Amendment No. 2") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (together with the Foundation, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2, and this Amendment No. 3, is referred to collectively as this "Statement."

         Following the filing of Amendment No. 2, Financial Industries Corporation (the "Company") and the Reporting Persons entered into a letter agreement whereby the Reporting Persons agreed to withdraw their request for a special meeting of the shareholders in exchange for the Company's commitment to hold the annual meeting of the shareholders (the "Annual Meeting") during the week of May 5-9, 2003.

         This Amendment No. 3 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 4.      Purpose of Transaction.

         On January 20, 2003, the Foundation, pursuant to Article 2.24(C) of the Texas Business Corporation Act and the Company's bylaws, called for a special meeting of shareholders of the Company, to be held on February 4, 2003 (the "Special Meeting"). The purposes for which the Special Meeting was called were
(1) to consider and vote upon the removal from office of the entire Board of Directors of the Corporation, (2) to consider and vote upon the election of a new full Board of Directors, and (3) to consider certain amendments to the Company's bylaws to prevent the Board of Directors from taking measures to prevent their removal or otherwise obstruct a change in control at the Company.

         The Foundation seeks the election of new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

         The   Reporting   Persons  have  not  entered   into  any   agreements,
arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

         The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation seeks to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

         Following the filing of Amendment No. 1, the Company filed a lawsuit (the "Lawsuit") in the United States District Court for the Western District of Texas, Austin Division (Civil Action No. A03CA 033SS), alleging, among other matters, the omission of certain information that should have been disclosed in Amendment No.1. The Company claimed that these alleged omissions justified its refusal to send the Special Meeting notice to its shareholders. While the Reporting Persons believe this allegation was false, and that no material information was omitted from Amendment No. 1, they nevertheless filed Amendment No. 2 to include the information the Company complained was absent. Furthermore, on January 27, 2003, the Reporting Persons filed with the District Court an Application for Temporary Restraining Order and Injunctive Relief, followed by an Application for Preliminary Injunction and Mandamus Relief (the "Injunction Application") on February 10, 2003, which asked that the Court compel the Company to comply with its statutory obligation under TBCA Article 2.24(C) to send the Special Meeting notice to the Company's shareholders.

         On February 10, 2003, one day prior to the hearing on the Injunction Application, the Reporting Persons and the Company reached an agreement (the "Meeting Agreement") whereby the Reporting Persons agreed to withdraw the Injunction Application, in exchange for certain commitments made by the Company, including, the following:

         (i) The Annual Meeting will be held during the week of May 5-9, 2003;
         (ii)     The record date for the Annual Meeting will be March 18, 2003;
         (iii) The Company will give advance notice to the Foundation of the number of directors who will be proposed for election by the Company so that the Foundation has sufficient time to mail proxy materials and propose directors for election through appropriate filings and solicitations;
         (iv)     The Company  acknowledged  that Company  stock held by Company subsidiaries does not vote or count toward a quorum;
         (v)      The Company's attorneys will communicate with the Foundation's attorneys and attempt to reach an agreement by March 28, 2003 on other aspects relating to the conduct of the Annual Meeting;
         (vi) The Company will furnish the Foundation with a shareholder list, in addition to certain related material, as of the Record Date; and
         (vii) The Company will give the Foundation ten days' prior written notice before taking any action outside the ordinary course of business, including (without limitation) amending the bylaws, installing a "poison pill," implementing a stock plan, issuing or repurchasing securities (other than to honor a pre-existing contractual obligation), or selling or buying assets other than in the ordinary course of business.

         In connection with the anticipated contest for the election of directors at the Annual Meeting, the Foundation has engaged D.F. King & Co., Inc. for proxy solicitation, advisory and consulting services.

         The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Annual Meeting.

         Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

         To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

         The following information was included in Amendment No. 2 in response to the Company's assertions in the Lawsuit that the information should be included in this filing. The Reporting Persons and the Company are involved in a number of controversies with each other. On August 13, 2002, the Audit Committee of the Board of Directors of the Company met with the Company's independent auditors and voted unanimously to conduct an investigation into certain financial matters involving Roy Mitte. The Committee concluded that $630,880 in Roy Mitte's personal expenses had been improperly paid with Company funds or improperly reimbursed to Mr. Mitte without the knowledge or approval of the Company's officers or directors. The Company demanded that Mr. Mitte repay the Company, but for a number of reasons, including Mr. Mitte's belief that the Company owes him money under his Employment Agreement, Mr. Mitte has not done so. In addition, the Board of Directors determined that Roy Mitte suffered from a disability that prevented him from performing his duties as Chairman of the Board, or in the alternative that his conduct constituted breaches of his employment agreement, excusing further performance thereof by the Company. Mr. Mitte has vigorously denied these findings.

         The Company makes a number of other assertions in the Lawsuit, including that Roy Mitte caused the Company to make an unauthorized contribution to the Foundation, and that he has breached his fiduciary duties to the Company. Mr. Mitte denies these allegations and intends to vigorously contest them in the Lawsuit.

         The Reporting Persons do not believe that the disputes between the Company and the Reporting Persons are relevant to the disclosures required by
Schedule 13D. The Reporting Persons are not seeking to put in place a Board of Directors that will be controlled by them. Rather, they are seeking to have a Board of Directors elected that is truly independent both of the Reporting Persons and of the current management, with the belief that a truly independent Board of Directors can make decisions that are in the best interests of all of the Company's shareholders.

         The Reporting Persons do not seek the election of an independent board for the purpose of addressing the disputes described above, nor to promote any plans or proposals other than as described above. Published reports quoting other institutional investors of the Company indicate that they also desire to replace management and/or sell the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003.

                                    THE ROY F. AND JOANN COLE MITTE FOUNDATION


                                    By: /s/ Roy F. Mitte
                                       -----------------------------------------
                                       Roy F. Mitte, President



                                     /s/ Roy F. Mitte
                                    --------------------------------------------
                                    Roy F. Mitte



                                    /s/ Joann Cole Mitte
                                    --------------------------------------------
                                    Joann Cole Mitte



                                   /s/ Scott Mitte
                                   ---------------------------------------------
                                   Scott Mitte

                                   APPENDIX A


           Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of The Roy F. and Joann Cole Mitte Foundation. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas.

                               Principal
  Name and                     Occupation
  Positions Held               or Employment                    Business Address                    Citizenship
  --------------               -------------                    ----------------                    -----------

Roy F. Mitte                    Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746

Joann Cole Mitte                Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746

Scott Mitte                     Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746

William R. Skipping             Founder - Family Uplift          3003 LBJ Freeway, Suite 122E        US
                                Housing Corporation              Dallas, Texas  75234

Dr. Jerome Supple               President and Professor of       1020 J.C.  Kelam                    US
                                Chemistry,  Southwest  Texas     601 University  Drive
                                State  University                San Marcos, Texas 78666

